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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooklands Capital Strategies BD, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Montgomery Street, 3rd Floor
(No. and Street)

San Francisco (City) CA (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Ekberg 817-675-6308
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

301 Commerce Street, Suite 2000 (Address) Fort Worth (City) TX (State) 76102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Jeff Ekberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooklands Capital Strategies BD, LP, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title


DONNIE LEE FOSTER
Notary Public, State of Texas
Comm. Expires 05-24-2022
Notary ID 131581563

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brooklands Capital Strategies BD, LP

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

December 31, 2018


BROOKLANDS®
CAPITAL STRATEGIES

Table of Contents



Tel: 817-738-2400
Fax: 817-738-1995
www.bdo.com

Bank of America Tower
301 Commerce Street, Suite 2000
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The General Partner and Limited Partner of Brooklands Capital Strategies BD, LP
San Francisco, CA

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Brooklands Capital Strategies BD, LP (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2018.

February 27, 2019

Brooklands Capital Strategies BD, LP
Statement of Financial Condition

		December 31, 2018
ASSETS		
Cash	$	4,462,622
Accounts Receivable		3,988,942
Other Assets		31,867
TOTAL ASSETS	$	8,483,431
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Due to Affiliate	$	576,502
Other Liabilities		260,711
TOTAL LIABILITIES		837,213
PARTNERS' CAPITAL		7,646,218
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	8,483,431

See accompanying notes to financial statement

1. Organization and Business Description

Brooklands Capital Strategies BD, LP (the "Company") is a Delaware limited partnership organized on January 12, 2016 and is 100% owned by Brooklands Capital Strategies Management, LP ("Parent"). The general partner of the Company is Brooklands Capital Strategies (GP), LLC. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a limited scope broker-dealer that primarily engages in the private placement of securities issued by certain third-party funds not affiliated with the Company's Parent. The Company also offers advisory services in connection with such investment fund security offerings.

The Company is exempt from SEC Rule 15c3-3 pursuant to subsection (k)(2)(i).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts reflected in this financial statement are in U.S. dollars.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include Cash, Accounts Receivable, Other Assets, Due to Affiliate and Other Liabilities.

Foreign Currency

In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions.

Accounts Receivable

Accounts Receivable includes Private Placement Fee and Advisory Fee receivables. Certain long-term receivables related to Private Placement Fees are paid in installments over a period of three to four years. The carrying value of such long-term receivables approximates fair value.

The Company is reimbursed by certain customers for reasonable travel, professional and other out-of-pocket expenses incurred in relation to services provided. Reimbursable expenses that are outstanding are reported in Accounts Receivable in the Statement of Financial Condition.

The need for an allowance for doubtful accounts is assessed periodically and is based on a review of individual accounts and factors such as historical experience, credit quality, and age of the receivable balance and current economic conditions that may effect a customer's ability to pay such amounts owed to the Company. The Company has not experienced material losses due to uncollectible receivables and did not carry an allowance for doubtful accounts as of December 31, 2018.

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company analyzed all contracts that were not completed as of January 1, 2018 in order to determine the impact of adopting the new standard. The Company adopted the new standard effective January 1, 2018, the first day of the Company's fiscal year, using the modified retrospective approach applied to those contracts that the Company determined were impacted by the adoption of the new standard.

The Company recognized a cumulative effect of initially applying the new revenue guidance as an adjustment to the opening balance of Accounts Receivable and Retained Earnings of $77,779 as of January 1, 2018 relating to the application of the new standard's guidelines regarding significant financing components.

The Company does not establish a provision for refunds or similar obligations.

Contract Balances

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The opening balance of Accounts Receivable, including the cumulative effect of accounting change, as of January 1, 2018 was $2,462,713 and the ending balance is included in the Statement of Financial Condition.

The Company may receive payment of certain retainer or milestone fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded in Other Liabilities in the Statement of Financial Condition. As of December 31, 2017 and December 31, 2018 the Company recorded $0 and $162,500, respectively, of contract liabilities in Other Liabilities on the Statement of Financial Condition.

Income Taxes

The Company is a disregarded entity for federal income tax purposes that is not treated as separate from the Parent, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statement as the Parent is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes", which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740.

As of December 31, 2018, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Parent as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Parent is subject to examination by federal and certain state and local tax regulators for open tax years, 2014-2018. The Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

3. Significant Risk Factors

Credit risk represents the potential loss that the Company would incur if customers failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting appropriate due diligence on customers prior to engaging and ongoing diligence on customer performance during and after transaction execution.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate debit balances, as defined. As of December 31, 2018, the Company had net capital of $3,625,409 which was $3,569,595 in excess of its required net capital of $55,814. As of December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 0.23 to 1.

5. Related Party Transactions

The Company has an Administrative Services Agreement (the "Agreement") with the Parent. The Parent provides personnel, transaction support, referrals, accounting, legal, tax, compliance and related services to the Company, as needed. Where possible, the Agreement allows for expenses to be allocated on a specific identification basis and, in other cases, expenses are allocated by the Parent on a pro rata basis of headcount, usage or some other basis depending on the nature of the allocated cost. Both the Company and the Parent consider the basis on which the expenses are allocated to be a reasonable reflection of the utilization of services provided to the Company during the year. The allocations may not, however reflect the expense the Company would have incurred if the Company was independent of the Parent. Due to Affiliate as of December 31, 2018 includes amounts due to the Parent under the Agreement.

6. Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, examinations, inquiries and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries and investigations may result in the commencement of civil or criminal lawsuits against the Company or its personnel. As of December 31, 2018, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statement.

7. Subsequent Events

Management has evaluated subsequent events through February 27, 2019, the date the financial statement was available to be issued, and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statement.